SUPPLEMENT TO THE OFFER TO PURCHASE DATED APRIL 3, 2000
                             DYLAN ACQUISITION INC.
                           A WHOLLY OWNED SUBSIDIARY
                                       OF
                           BAUSCH & LOMB INCORPORATED
                   HAS AMENDED ITS OFFER TO PURCHASE FOR CASH

                        AND IS NOW OFFERING TO PURCHASE
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                                       OF
                         WESLEY JESSEN VISIONCARE, INC.

                                       AT
                              $35.55 NET PER SHARE

--------------------------------------------------------------------------------

THE IMPROVED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., EASTERN TIME,
   ON WEDNESDAY, MAY 31, 2000, UNLESS THE IMPROVED OFFER IS FURTHER EXTENDED.
              THE IMPROVED OFFER IS SUBJECT TO CERTAIN CONDITIONS.
--------------------------------------------------------------------------------

A SUMMARY OF THE PRINCIPAL TERMS OF THE IMPROVED OFFER APPEARS ON PAGES (I) AND
(II). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY IN CONJUNCTION WITH THE OFFER TO PURCHASE AND RELATED DOCUMENTS BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

                             ---------------------

                 The Dealer Manager for the Improved Offer is:

                                UBS WARBURG LLC

MAY 10, 2000

                         SUMMARY OF THE IMPROVED OFFER

Principal Terms

    - Bausch & Lomb Incorporated, through its wholly owned subsidiary, Dylan Acquisition Inc., has amended its offer to purchase for cash and is now offering to buy all outstanding shares of Wesley Jessen VisionCare, Inc. common stock, including the associated preferred share purchase rights, at $35.55 per share in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

    - The improved offer constitutes the first step in our plan to acquire all of the outstanding Wesley Jessen shares. We intend, promptly after completion of the improved offer, to seek to have Wesley Jessen consummate a merger with a wholly owned subsidiary of Bausch & Lomb in which each remaining Wesley Jessen share (except for shares owned by Wesley Jessen or by Bausch & Lomb or by stockholders who perfect their appraisal rights under Delaware law) would be converted into $35.55 in cash. Wesley Jessen stockholders whose shares are not purchased in the improved offer will have appraisal rights in the merger.

    - The improved offer will expire at 6:00 p.m., Eastern time, on Wednesday, May 31, 2000, unless we further extend it.

    - We have stated in our May 8, 2000 letter to Wesley Jessen that if, by May 31, 2000, Wesley Jessen has not entered into negotiations with us, or if less than a majority of the shares has been tendered, we intend to let our offer expire on that date.

Conditions

    The improved offer is subject to the conditions of the prior offer. We are not required to complete the improved offer and purchase any Wesley Jessen shares unless among other things:

    - at least a majority of the total number of outstanding Wesley Jessen shares on a fully diluted basis are validly tendered and not withdrawn prior to the expiration of the improved offer,

    - we receive any necessary foreign government clearances for the improved offer,

    - the merger agreement, stock option agreement granted by Wesley Jessen and any related agreements between Wesley Jessen and Ocular Sciences have been terminated without any fee or other obligation paid or owing under or as a result of those agreements other than any payment of fees required to be made in accordance with those agreements as filed with the SEC prior to April 3, 2000,

    - we are satisfied, in our sole discretion, that Section 203 of the Delaware law is inapplicable to the acquisition of Wesley Jessen shares and any subsequent business transaction involving Bausch & Lomb and Wesley Jessen, including the merger,

    - Wesley Jessen's preferred share purchase rights are redeemed by the Wesley Jessen board of directors or we are satisfied, in our sole discretion, that the rights are inapplicable to the improved offer and any subsequent business transaction involving Bausch & Lomb and Wesley Jessen, including the merger, and

    - no action is taken by Wesley Jessen, and Bausch & Lomb does not become aware of new information concerning Wesley Jessen, that adversely affects value.

    Other conditions to the improved offer are described in the Offer to Purchase beginning on page 20. The improved offer is not conditioned on Bausch & Lomb obtaining financing.

Further Information

    If you have questions about the improved offer, you may call:


Our Information Agent:
MacKenzie Partners, Inc.
Call Collect:                          (212) 929-5550
Toll Free:                             (800) 322-2885

Our Dealer Manager:
UBS Warburg LLC
Call Collect:                          (212) 821-6694

To: All Holders of Shares of Common Stock of Wesley Jessen VisionCare, Inc.

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase, dated April 3, 2000 ("the Offer to Purchase"), of Dylan Acquisition Inc. (the "Purchaser"), a wholly owned New York subsidiary of Bausch & Lomb Incorporated, a New York corporation ("Bausch & Lomb"). Pursuant to this Supplement, Purchaser is now offering to purchase all outstanding shares of common stock, par value $.01 per share, of Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of November 16, 1999, between Wesley Jessen and American Securities Transfer & Trust, Inc., as Rights Agent, at a purchase price of $35.55 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented in this Supplement, and the related letters of transmittal (which together constitute the "Improved Offer").

    This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the revised (green) letter of transmittal, the terms and conditions previously set forth in the Offer to Purchase and related (blue) letter of transmittal remain applicable in all respects to the Improved Offer. Unless the context requires otherwise, terms not defined herein have the meanings given in the Offer to Purchase.

    We will not be required to purchase any Shares unless at least a majority of the total number of outstanding Shares on a fully diluted basis (including the exercise of all outstanding Wesley Jessen options) are validly tendered and not withdrawn prior to the expiration of the Improved Offer (the "Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission), to amend the Improved Offer in any respect including, without limitation, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. We also will not be required to purchase any Shares unless we are satisfied, in our sole discretion, that the merger agreement (to the extent filed with the SEC as of April 3, 2000, the "OS Merger Agreement"), stock option agreement granted by Wesley Jessen (to the extent filed with the SEC as of April 3, 2000, the "OS Stock Option") and any related agreements between Wesley Jessen and Ocular Sciences, Inc., a Delaware corporation ("Ocular Sciences"), have been terminated without any fee or other obligation paid or owing other than any payment of fees required to be made in accordance with the terms of those agreements (the "Ocular Condition") and also that the rights have been redeemed by the Wesley Jessen board of directors or that we are satisfied, in our sole discretion, that the rights are inapplicable to the Improved Offer and any subsequent business transaction involving Bausch & Lomb and Wesley Jessen, including the Merger (the "Rights Condition"). The Improved Offer is also subject to certain other terms and conditions. See Sections 1, 14, and 15 of the Offer to Purchase, as amended and supplemented by this Supplement.

    Following consummation of the Improved Offer, we intend to seek to have Wesley Jessen consummate a merger with the Purchaser or its subsidiary (the "Merger"). In the Merger, each outstanding Share that is not owned by us (other than Shares owned by Wesley Jessen or held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $35.55 in cash. Section 5 of the Offer to Purchase describes the principal U.S. federal income tax consequences of the sale of Shares in the Improved Offer and the Merger.

    This Supplement does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of Wesley Jessen stockholders or any action in lieu thereof. Any such solicitation that Bausch & Lomb or the Purchaser may make will be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

    THE IMPROVED OFFER IS CONDITIONED UPON THE FULFILLMENT OF THE CONDITIONS DESCRIBED IN SECTION 14 OF THE OFFER TO PURCHASE, AS AMENDED BY SECTION 5 HEREIN. THE IMPROVED OFFER WILL EXPIRE AT 6:00 P.M., EASTERN TIME, ON WEDNESDAY, MAY 31, 2000, UNLESS WE FURTHER EXTEND IT.

    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE IMPROVED OFFER.

1.  AMENDED TERMS OF THE IMPROVED OFFER; EXPIRATION DATE.

    The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

    The Improved Offer is being made for all Shares. The price per Share to be paid has been increased from $34 per Share to $35.55 per Share net to the seller in cash, without interest thereon. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment in the Improved Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price.

    The term "Expiration Date" means 6:00 p.m., Eastern time, on Wednesday, May 31, 2000, unless we, in our sole discretion, further extend the period of time for which the initial offering period of the Improved Offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the Improved Offer, as so extended, will expire.

    We have stated in our May 8, 2000 letter to Wesley Jessen that if, by May 31, 2000, Wesley Jessen has not entered into negotiations with us, or if less than a majority of Shares have been tendered, we intend to let the Improved Offer expire on that date.

    This Supplement and the revised (green) letter of transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  INFORMATION CONCERNING WESLEY JESSEN.

    The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

    PREFERRED SHARE PURCHASE RIGHTS. Wesley Jessen has disclosed that on April 27, 2000 the Wesley Jessen board deferred the Distribution Date for the rights until Bausch & Lomb's acceptance of any Shares pursuant to any tender offer, including the Improved Offer, or any extension thereof.

3. BACKGROUND OF THE IMPROVED OFFER SINCE APRIL 3, 2000; CONTACTS WITH WESLEY JESSEN.

    The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

    On April 10, 2000, Mr. Ryan telephoned Mr. Carpenter to inform him that the Wesley Jessen board of directors had determined (a) to recommend that Wesley Jessen stockholders reject the Offer and not tender their Shares pursuant to the Offer and (b) that there is a reasonable likelihood that Bausch & Lomb's proposal could result in a Superior Proposal (as defined in the OS Merger Agreement) and, therefore, instructed management to commence discussions with Bausch & Lomb regarding its proposal. On April 10, 2000, Wesley Jessen filed its Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the Offer.

    On April 11, 2000, Bausch & Lomb and Wesley Jessen entered into a confidentiality agreement. On April 13, 2000 Bausch & Lomb began conducting due diligence with respect to Wesley Jessen.

    On April 24, 2000, Wesley Jessen announced that it had commenced "discussions" with a "third party" concerning a possible "transaction" involving Wesley Jessen and that such "discussions" were being conducted with the consent of Ocular Sciences.

    In response to this announcement, on April 25, 2000, Mr. Carpenter sent the following letter to Mr. Ryan:

    April 25, 2000

    Mr. Kevin Ryan
    Chairman, President and Chief Executive Officer
    Wesley Jessen VisionCare, Inc.
    333 East Howard Avenue
    Des Plaines, IL 60018-5903

    Dear Kevin:

    We note the announcement yesterday that Wesley Jessen has commenced discussions with a third party relating to a possible "transaction", and the related comment of the CFO of Ocular Sciences, Inc. that Ocular Sciences is working with Wesley Jessen to find a white knight to implement the proposed merger with Ocular Sciences.

    Under the procedures Wesley Jessen established two weeks ago, we have conducted due diligence. We had been told by Wesley Jessen's advisors to submit our best and final offer, along with a merger agreement we would be prepared to sign. We have attempted to follow this process, only now to learn that there is apparently no firm date for submission of best and final offers, and that instead Wesley Jessen is "in discussions" with another party. The vagueness of this announcement makes us wonder what order there is to this process. The Ocular Sciences CFO's comment raises questions as to whose stockholders are benefiting from these third party discussions.

    We stand ready to submit our best and final offer. In the interest of your stockholders, we call upon the Wesley Jessen board of directors to establish and adhere to an orderly timetable and procedures in which Wesley Jessen commits to require all interested parties to complete due diligence and to submit final offers by a date certain, and apply such procedures in an even-handed manner to all interested parties.

    At the same time, we call upon the Wesley Jessen board of directors to maintain the status quo and not take any actions that would reduce stockholder value. We understand that Wesley Jessen may be considering further actions, such as adopting enhanced severance plans (like the draft golden parachute plan presented to us during due diligence, with a stated cost of approximately $50 million or $3 per share, a plan which we understand the Wesley Jessen Board has not yet acted upon). Any such actions, or any new break-up fees agreed to in connection with a transaction, will increase our cost to acquire control of Wesley Jessen and will directly and negatively affect the amount Bausch & Lomb can pay Wesley Jessen stockholders for their shares. It is incumbent on the Wesley Jessen Board to ensure that dollars go to Wesley Jessen stockholders and not to transaction costs.

    Feel free to contact me if you would like to discuss this matter. We look forward to hearing from you.

    Sincerely,
    William M. Carpenter

Also on April 25, 2000, Bausch & Lomb extended the Offer through 12:00 midnight, Eastern time, on May 12, 2000.

    On April 26, 2000, Mr. Ryan sent a letter to Mr. Carpenter stating that
(a) the Wesley Jessen board had not established a process to sell Wesley Jessen,
(b) Bausch & Lomb was invited to present its best offer for Wesley Jessen and the Wesley Jessen board would review it on a timely basis and (c) Wesley Jessen had adopted a new severance plan for executives on terms different from those described in Mr. Carpenter's letter.

    On April 28, 2000, Wesley Jessen sent Bausch & Lomb materials relating to the executive severance plan referenced in Mr. Ryan's April 26, 2000 letter. The materials showed that the new severance plan provided potential benefits relative to a change in control of approximately $26 million in the aggregate.

    On May 8, 2000, Mr. Carpenter sent Mr. Ryan the following letter:

    May 8, 2000

    Mr. Kevin J. Ryan
    Chairman, President and Chief Executive Officer
    Wesley Jessen VisionCare, Inc.
    333 East Howard Avenue
    Des Plaines, IL 60018-5903

    Dear Kevin:

        On Thursday March 23, 2000 we submitted an offer to acquire Wesley Jessen for $34 per share. The Wesley Jessen Board of Directors rejected this offer and asked us to conduct due diligence to determine whether we could submit an improved, "best and final" offer. Then, on April 24(th) Wesley Jessen announced that unspecified "discussions" were taking place with a "third party". No additional information has been made available concerning these discussions since that announcement. Despite our request for an even-handed process, we are unable to ascertain what process, if any, Wesley Jessen is conducting in order to maximize value to its stockholders.

        Nonetheless, in order to bring closure to this matter and to let the Wesley Jessen stockholders decide on a fully informed basis, we have determined that we will submit a best and final proposal for the acquisition of Wesley Jessen. Accordingly, we are increasing the price in our outstanding tender offer to $35.55 per share.

        This is our best and final price. When we spoke in early March, before you announced the transaction with Ocular Sciences, I stated that we would offer a cash transaction in the "high $30s" if we could work cooperatively, find further synergies and assure the business fit. While much of what we have learned has confirmed our strategic objectives, we have also found approximately $80 million of unanticipated transaction costs, most of which have been imposed or made public by Wesley Jessen since our conversations in early March:

                                                TOTAL COST           COST PER
                                               ($ MILLIONS)        WESLEY JESSEN
                                                                      SHARE(1)
                                               ------------        ------------

Ocular Sciences Break-up Fee.................       $25                $1.23
CEO Retention Agreement......................        14                 0.69
New Employee Severance Agreements............        26                 1.28
Bain Capital Fee.............................         7                 0.34
BT Alex Brown Fee............................         7                 0.34
Termination of Marketing Agreement...........         1                 0.05
                                                    ---                -----
  Total......................................       $80                $3.93

------------------------
    (1) Assumes 20.3 million gross fully diluted shares outstanding

        We have not included in the above costs the fees of your current advisors (Bear Stearns, Innisfree M&A Inc. and Sard Verbinnen & Co.), the fees of our advisors, or the cost of achieving any synergies. Of course, we had assumed in our tender price a level of costs and fees that would be customary in a transaction of this nature, but that level will not accommodate the extraordinary costs which apparently have been incurred or committed to by Wesley Jessen.

        You have stated that you received advice from Bear Stearns that Bausch & Lomb could pay as much as $42 per share for Wesley Jessen without incurring dilution. Unfortunately, we believe this assessment is not analytically correct. We believe the Bear Stearns analysis (1) did not take into account any costs associated with the transaction and (2) did not accurately reflect the current interest rate environment and our cost of capital. We have communicated these shortcomings to Bear Stearns.

        Given the significant additional costs of the transaction, we believe that your stockholders will understand that this increased offer represents a full and fair price. Our final price of $35.55 represents a 55% premium to the closing price of the Wesley Jessen stock immediately after the announcement of your proposed merger with Ocular Sciences. We believe our proposal is substantially more attractive to your stockholders than the proposed no-premium merger with Ocular Sciences. As with your proposed Ocular Sciences merger, the Hart Scott Rodino waiting period for our Offer expired last week and it is therefore not subject to any U.S. regulatory delays.

        We believe that our proposal represents a full and fair offer and that it is in the best interests of your stockholders. We stand ready to enter into a definitive agreement with you and can close on a transaction promptly. Our offer, as amended, remains subject to the conditions set forth in the Offer to Purchase dated April 3, 2000 as well as the condition that there be no action by Wesley Jessen, or new information concerning Wesley Jessen, that adversely affects value.

        In connection with this increase, we intend to extend our offer until 6:00 p.m. on May 31, 2000 to afford your stockholders ample time to understand the merits of our proposal compared to whatever transaction may be contemplated by the reported discussions with a third party, and to let them decide for themselves whether to realize the immediate value reflected in our offer.

        We expect that if you give your stockholders an informed choice, they will tender into our offer. Accordingly, if, by May 31, you do not enter into negotiations with us, or if less than a majority of the shares have been tendered, we intend to let our offer expire on that date.

        We look forward to hearing from you.

    Sincerely,

    William M. Carpenter
    Chairman and Chief Executive Officer
    Bausch & Lomb Incorporated

4.  SOURCE AND AMOUNT OF FUNDS.

    The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

    Bausch & Lomb intends to obtain the necessary funds to consummate the Improved Offer from available cash and through the sale of commercial paper (maturing from 1 to 270 days from issuance) at market rates. Bausch & Lomb intends to repay any commercial paper issued with proceeds of other sales of commercial paper or from operating cashflow to the extent available.

5.  CONDITIONS OF THE IMPROVED OFFER.

    The Improved Offer is subject to the conditions of the prior Offer. See Sections 1, 14, and 15 of the Offer to Purchase and Amendment No. 2 to the Schedule TO.

    The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented by:

    - deleting the words "as of the date those Shares are accepted for payment pursuant to the Offer" and replacing them with "as of the Expiration Date" in subsection (a);

    - deleting the words "prior to the time of acceptance for payment or payment for any Shares" and replacing them with "prior to or as of the Expiration Date" in subsection (f);

    - adding to the beginning of the second full paragraph of Section 14 the following sentence: "Notwithstanding the foregoing, all of the foregoing offer conditions (including those in (a)--(d) above), other than insofar as relating to necessary governmental approvals, must be satisfied or waived on or before the Expiration Date";

    - restating subsection (d) in its entirety as follows:

     "the OS Merger Agreement and any related agreements, including the OS
      Stock Option:

        -- have not have been terminated, or

        -- have been terminated but with fees or other obligations paid or owing other than fees required to be paid in accordance with the terms of those agreements as filed with the SEC prior to April 3, 2000, or the merger contemplated by the OS Merger Agreement, or any other business combination between Wesley Jessen and Ocular Sciences, shall have occurred"; and

    - adding to the end of paragraph (6) of subsection (f) the following:

        -- "of any action taken by Wesley Jessen, or of new information concerning Wesley Jessen, that adversely affects the value of Wesley Jessen, the Shares, the Improved Offer, or the Merger (or any other business combination involving Bausch & Lomb and Wesley Jessen) to Purchaser, Bausch & Lomb or any affiliate of Bausch & Lomb; or"

6.  LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

    The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

    ANTITRUST. On April 18, 2000, Bausch & Lomb filed a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The waiting period under the HSR Act expired on May 3, 2000.

    LITIGATION. On April 7, 2000, the Court of Chancery granted Bausch & Lomb's motion for expedited proceedings. A hearing has been scheduled before the Court of Chancery for June 16, 2000. Discovery is proceeding involving the parties and third-party witnesses. On April 19, 2000, Ocular Sciences filed a suit against Bausch & Lomb in a California state court claiming that the Offer and the litigation commenced in Delaware constituted wrongful interference with the OS Merger Agreement. Bausch & Lomb has removed the California action to the United States District Court for the Northern District of California. Bausch & Lomb believes that the Ocular Sciences lawsuit is without merit.

                                              DYLAN ACQUISITION INC.

May 10, 2000

                   THE DEPOSITARY FOR THE IMPROVED OFFER IS:

                            WILMINGTON TRUST COMPANY


     BY MAIL:                   BY FACSIMILE:         BY HAND/OVERNIGHT COURIER:
                                (302) 651-1079

Attn: Corporate Trust Operations                       Wilmington Trust Company
   Wilmington Trust Company                            1105  North Market Street
     Rodney Square North  FOR CONFIRMATION TELEPHONE   Wilmington, DE 19801
   1100 North Market Street     (302) 651-8869  Attn: Corporate Trust Operations
   Wilmington, DE 19890-0001

    You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Supplement, the Offer to Purchase, the revised (green) letter of transmittal and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Improved Offer.

                THE INFORMATION AGENT FOR THE IMPROVED OFFER IS:

                       [LOGO OF MACKENZIE PARTNERS, INC.]

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                 THE DEALER MANAGER FOR THE IMPROVED OFFER IS:

                       [LOGO OF WARBURG DILLON READ LLC]

                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                          CALL COLLECT: (212) 821-6694